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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                        BEI MEDICAL SYSTEMS COMPANY, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
        SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    05538E109
                      (CUSIP Number of Class of Securities)

                             LAWRENCE J. KNOPF, ESQ.
                          BOSTON SCIENTIFIC CORPORATION
                           ONE BOSTON SCIENTIFIC PLACE
                              NATICK, MA 01760-1537
                                 (508) 650-8567
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                    COPY TO:
                             JOHAN V. BRIGHAM, ESQ.
                                BINGHAM DANA LLP
                               150 FEDERAL STREET
                                BOSTON, MA 02110
                                 (617) 951-8000

                                  JUNE 26, 2002
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 05538E109                   13D                      PAGE 2 OF 6 PAGES
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  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        BOSTON SCIENTIFIC CORPORATION

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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
       (SEE INSTRUCTIONS)                                              (b) / /

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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC, BK

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  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              / /
        PURSUANT TO ITEMS 2(d) or 2(e)

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE CORPORATION

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                           7    SOLE VOTING POWER

       NUMBER OF                11,863,414 SHARES
         SHARES           ------------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY
          EACH                  0 SHARES
       REPORTING          ------------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH
                                11,863,414 SHARES
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                0 SHARES

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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,863,414 SHARES

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   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  / /

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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        96.3%

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   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO

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(1) Includes 2,228,970 shares of Company Common Stock issuable upon conversion of 1,114,485 shares of BEI Series A Convertible Preferred Stock.
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CUSIP NO. 05538E109                   13D                      PAGE 3 OF 6 PAGES
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This Amendment No. 1 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed on May 13, 2002 (the "Schedule 13D") by the person filing this amendment. Capitalized terms used in this Amendment No. 1 to the Schedule 13D not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is supplemented and amended by this Amendment No. 1 as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended to include the following information.

         Boston Scientific has the ability to borrow up to approximately $1.6 billion pursuant to (i) a $1.0 billion revolving credit facility entered into on May 31, 2002 that terminates in May 2003, and (ii) a $600 million revolving credit facility entered into on August 15, 2001, that terminates in August 2006. These agreements, filed as exhibits (3) and (4), respectively, to this Amendment No. 1, and incorporated herein by reference thereto, were entered into in the ordinary course by Boston Scientific and not specifically for the purpose of the Offer. Each of the revolving credit facilities is among Boston Scientific and a syndicate of lenders, the composition of which may change from time to time.

         Each of the $1.0 billion and the $600 million credit facility makes available to Boston Scientific U.S. dollar denominated loans, Euro dollar loans, letters of credit, multi-currency loans and local currency loans. The amounts borrowed under each facility bears a variable interest rate on (i) U.S. dollar denominated same day loans, based upon the greater of the applicable prime rate, a specified base CD rate plus 1%, or the Federal Funds Effective Rate plus 0.5%, and on (ii) Eurodollar denominated loans and multi-currency denominated loans, based on the rate per annum determined by the credit facility's administrative agent to be the offered rate for deposits in the applicable currency with a term comparable to the interest period of such loan plus an applicable margin based upon Boston Scientific's then current credit rating. Both the $1.0 billion and the $600 million credit facilities are unsecured and contain customary negative and affirmative covenants, including financial covenants, conduct of business covenants, limitations on liens and indebtedness and limitations on fundamental changes. For more information regarding the Boston Scientific's available borrowings pursuant to the revolving credit facilities, including any of the non-U.S. currency loans, please see exhibits (3) and (4) to this Amendment No. 1.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended as follows.

         Pursuant to the Merger Agreement, on May 30, 2002, Boston Scientific, through its wholly owned subsidiary Broadway Acquisition Corp., commenced a tender offer for all of the issued and outstanding Shares of the Issuer. The offer expired at 12:00 midnight New York City time, on Wednesday, June 26, 2002.

Based on information provided by The Bank of New York, the depositary for the tender offer, approximately 9,634,444 Common Shares and 1,114,485 Series A Shares were tendered. This represents approximately 96.3% of the outstanding Common Shares on an as converted basis. Boston Scientific, through its wholly-owned subsidiary Broadway Acquisition Corp., has accepted for payment all shares validly tendered and not properly withdrawn prior to the expiration of the tender offer.

Boston Scientific intends to cause Broadway Acquisition Corp. to merge with the Issuer as soon as practicable. Because Boston Scientific has acquired more than 90% of the outstanding Shares of the Issuer, the merger is expected to be consummated without a vote or meeting of the Issuer's stockholders. In the merger, each of the
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CUSIP NO. 05538E109                   13D                      PAGE 4 OF 6 PAGES
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remaining Shares that were not tendered and accepted for exchange in the tender offer will be converted into the right to receive $6.8426 per Common Share and $13.6852 per Series A Share in cash, without interest. The Issuer will then become a wholly owned subsidiary of Boston Scientific.

         Except as set forth herein, to the knowledge of Boston Scientific, no director or executive officer of Boston Scientific beneficially owns any other shares of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended as follows.

1. Agreement and Plan of Merger, dated as of May 13, 2002, among Boston Scientific, the Purchaser and the Issuer.*

2. Stockholder Agreement, dated as of May 13, 2002, among Boston Scientific, the Purchaser and the Stockholder parties thereto.*

3. Credit Agreement among Boston Scientific and the several lenders party thereto date as of May 31, 2002 (incorporated by reference to Exhibit 99(b)(i) of Boston Scientific's Schedule TO-T/A filed by Boston Scientific on June 18, 2002).

4. Credit Agreement among Boston Scientific and the several lenders party thereto, dated as of August 15, 2001 (incorporated by reference to Exhibit
    10.2 of Boston Scientific's Quarterly Report on Form 10-Q filed by Boston Scientific on November 14, 2001).

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* Previously filed.
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CUSIP NO. 05538E109                   13D                      PAGE 5 OF 6 PAGES
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2002

                                    BOSTON SCIENTIFIC CORPORATION

                                    By /s/ Lawrence J. Knopf
                                       ------------------------------
                                    Name:  Lawrence J. Knopf
                                    Title: Vice President and
                                    Assistant General Counsel
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CUSIP NO. 05538E109                   13D                      PAGE 6 OF 6 PAGES
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                                  EXHIBIT INDEX

1. Agreement and Plan of Merger, dated as of May 13, 2002, among Boston Scientific, the Purchaser and the Issuer.*

2. Stockholder Agreement, dated as of May 13, 2002, among Boston Scientific, the Purchaser and the Stockholder parties thereto.*

3. Credit Agreement among Boston Scientific and the several lenders party thereto date as of May 31, 2002 (incorporated by reference to Exhibit 99(b)(i) of Boston Scientific's Schedule TO-T/A filed by Boston Scientific on June 18, 2002).

4. Credit Agreement among Boston Scientific and the several lenders party thereto, dated as of August 15, 2001 (incorporated by reference to Exhibit
    10.2 of Boston Scientific's Quarterly Report on Form 10-Q filed by Boston Scientific on November 14, 2001).

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* Previously filed.